UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2011



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**42-0644327**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 26, 2011, we issued a press release announcing our financial results for the quarter ended June 30, 2011. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

 (a) None.

 (b) None.

 (c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1	Press Release, dated July 26, 2011, announcing our financial results for the quarter ended June 30, 2011.
Exhibit 99.2	Supplemental Financials


Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire & Casualty Company
	(Registrant)
Dated: July 26, 2011	/s/ Randy A. Ramlo
	Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release, dated July 26, 2011, announcing our financial results for the quarter ended June 30, 2011.
99.2	Supplemental Financials

Exhibit 99.1



UNITED FIRE GROUP®

Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire Reports Second-Quarter 2011 Results

- *Net loss of $0.69 per diluted share for the second quarter of 2011, compared with net income per diluted share of $0.53 for the second quarter of 2010; operating loss[1] of $0.71 per share compared with operating income of $0.48 per share.*
- *Book value per share at $27.23, down $0.12 per share or 0.4 percent from December 31, 2010.*

CEDAR RAPIDS, IOWA - July 26, 2011 - United Fire & Casualty Company (NASDAQ: UFCS) today reports our financial results for the second quarter of 2011.

Financial Highlights	Three Months Ended June 30,			Six Months Ended June 30,		
(In Thousands Except Shares and Per Share Data)	**2011**	2010	Change %	**2011**	2010	Change %
Revenue Highlights						
Net premiums earned	$ **152,210**	$ 117,082	30.0%	$ **266,414**	$ 231,390	15.1%
Net investment income	**27,741**	28,291	(1.9)	**54,804**	56,259	(2.6)
Total revenues	**181,804**	148,014	22.8	**325,880**	293,139	11.2
Income Statement Data						
Operating income (loss) [1]	$ **(18,645)**	$ 12,406	NM	$ **(14,559)**	$ 29,747	(148.9)
After-tax realized investment gains	**731**	1,525	(52.1)	**2,455**	3,297	(25.5)
Net income (loss)	$ **(17,914)**	$ 13,931	NM	$ **(12,104)**	$ 33,044	(136.6)
Diluted Earnings Per Share Data						
Operating income (loss) [1]	$ **(0.71)**	$ 0.48	NM	$ **(0.56)**	$ 1.12	(150.0)
After-tax realized investment gains	**0.02**	0.05	(60.0)	**0.10**	0.13	(23.1)
Net income (loss)	$ **(0.69)**	$ 0.53	NM	$ **(0.46)**	$ 1.25	(136.8)
Catastrophe Data						
Pre-tax catastrophe losses [1]	$ **34,906**	$ 7,570	NM	$ **47,328**	$ 10,726	NM
Effect on after-tax earnings per share	**0.87**	0.19	NM	**1.18**	0.26	NM
Effect on combined ratio	**25.1%**	7.2%	NM	**19.7 %**	5.2%	NM
Combined ratio	**131.7%**	96.3%	36.7	**121.0 %**	94.3%	28.3
Book value per share				**27.23**	26.82	1.5
Return on equity				**(3.41)%**	10.09%	(133.8)
Cash dividends declared per share	**0.15**	0.15	—	**0.30**	0.30	—
Diluted weighted average shares outstanding	**26,101,842**	26,400,174	(1.1)	**26,148,438**	26,415,057	(1.0)

NM = not meaningful

(1) The Non-GAAP Financial Measures section of this release defines and reconciles data not prepared in accordance with U.S. GAAP.

Catastrophic Storms Affect Second-Quarter Earnings

"United Fire continued to be adversely affected by natural catastrophe losses again this quarter," said President and CEO Randy Ramlo. "While the Company typically experiences the highest level of weather-related loss activity in the second quarter, the devastating string of tornadoes that tore through southern states in April, followed by May storms that included a multiple-vortex tornado that destroyed Joplin, Missouri, have resulted in second-quarter catastrophe losses of $34.9 million, net of reinsurance, on 1,455 direct claims, compared to losses of $7.6 million on 647 direct claims in the same period last year. The severity of the Joplin storm triggered our excess of loss reinsurance program, with $9.0 million recorded in ceded recoveries.

"The unusual frequency of storm activity, as well as the incredible level of destruction inflicted on so many people and communities, cannot be overstated. On average, the United States experiences an EF5-rated tornado once per year, with the last one occurring in Parkersburg, Iowa, in 2008. This year, six EF5 tornadoes with wind speeds over 200 miles per hour were recorded, including two on one day. Two of these storms impacted United Fire policyholders. 2011 has also been the deadliest year for tornadoes since 1936, with 536 deaths.

"At United Fire, we're proud of our agents, storm teams and claims staff who responded immediately to these disasters and have worked tirelessly to serve our policyholders and help get them on the road to recovery as quickly as possible.

Healthy Progress Continues Despite Sluggish Economy

"These abnormal events also overshadow otherwise healthy progress at United Fire, even as soft market conditions and a sluggish economy continue," said Ramlo. "While pricing remains competitive, the level of rate decreases appears to be moderating slightly. United Fire reports a 35.8 percent increase in net premiums written. While the addition of Mercer Insurance Group alone accounts for a 31.6 percent increase in net premiums written, we are pleased that the remainder is the result of a combination of rate increases and our internal initiatives. Also of note are continued reductions in loss settlement expenses and the second consecutive year of personal lines rate increases.

"In the second quarter, there has been no significant change in our initial estimates of assumed reinsurance losses related to the first quarter earthquake in New Zealand and earthquake and tsunami in Japan, based on reporting received from our reinsurers to date.

"Additionally, since completing the acquisition of Mercer Insurance Group in late March, integration of the two companies, led by United Fire's Executive Vice President Mike Wilkins, has proceeded as anticipated and continues to progress steadily.

"Our life insurance subsidiary began leveraging the Mercer Insurance Group acquisition by filing and securing approval to operate in Pennsylvania, and has begun the same process in California. The life organization is also increasing its use of automation with the introduction of a convenient, easy-to-navigate, on-line quoting program for agents.

"In May, we announced plans to implement a holding company structure, with the new holding company to be called 'United Fire Group, Inc.' Most companies in the insurance industry operate as holding companies and we believe that such a structure would provide us with more flexibility to operate and finance our businesses. We anticipate that a special shareholder meeting to vote on the holding company structure will be held in the third quarter of this year."

Though it occurred after June 30, 2011 and its financial impact will not be reflected until our third quarter results, Ramlo noted, "A powerful, long-lasting, straight-line windstorm known as a derecho hit Iowa in early July. The storm system was designated as an ISO catastrophe and also affected United Fire policyholders in Illinois, Minnesota, Nebraska and Wisconsin. Our initial estimate of catastrophe losses from this storm is between $4.0 million and $6.0 million."

Consolidated Investment Results

- **Net investment income** decreased 1.9 percent in the three-month period ended June 30, 2011, as compared with the same period of 2010. For the six-month period ended June 30, 2011, net investment income decreased 2.6 percent, as compared with the same period of 2010. We attribute the reduction to historically low yields. To address these market conditions, we have been increasing the duration of our investments in order to achieve better yields.

- **Net realized investment gains** were $1.1 million in the three-month period ended June 30, 2011, compared to $2.3 million during the prior year period. For the six-month period ended June 30, 2011, net realized investment gains were $3.8 million compared to $5.1 million for the same period of 2010. There were no other-than-temporary impairment charges for the three- and six-month periods ended June 30, 2011, compared to $0.1 million and $0.5 million for the same periods of 2010, respectively.

- **Net unrealized investment gains** totaled $115.1 million as of June 30, 2011, an increase of $12.5 million, or 12.1 percent, since December 31, 2010. This rise in unrealized gains was driven by an increase in the value of both our fixed maturity and equity portfolios.

Property and Casualty Insurance Segment

For the six months ended June 30, 2011, premium revenues for our property and casualty insurance segment were generated from approximately 90 percent commercial lines business and 10 percent personal lines business. Our top five states for direct premiums written were Iowa, Texas, Missouri, California and Louisiana.

Property & Casualty Insurance Financial Results:	Three Months Ended June 30,		Six Months Ended June 30,	
(In Thousands)	**2011**	2010	**2011**	2010
Revenues				
Net premiums written [(1)]	**$ 159,027**	$ 117,099	**$ 269,753**	$ 224,223
Net premiums earned	**$ 139,009**	$ 105,396	**$ 240,773**	$ 207,375
Investment income, net of investment expenses	**9,451**	9,003	**18,188**	17,640
Net realized investment gains (losses)				
Other-than-temporary impairment charges	**—**	(117)	**—**	(153)
All other net realized gains (losses)	**393**	(604)	**1,601**	1,608
Total net realized investment gains (losses)	**393**	(721)	**1,601**	1,455
Other income	**530**	75	**538**	17
Total Revenues	**$ 149,383**	$ 113,753	**$ 261,100**	$ 226,487
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$ 130,124**	$ 68,253	**$ 201,789**	$ 131,881
Amortization of deferred policy acquisition costs	**41,086**	25,347	**65,116**	49,390
Other underwriting expenses	**11,800**	7,960	**24,526**	14,320
Total Benefits, Losses and Expenses	**$ 183,010**	$ 101,560	**$ 291,431**	$ 195,591
Income (loss) before income taxes	**(33,627)**	12,193	**(30,331)**	30,896
Federal income tax expense (benefit)	**(14,053)**	2,232	**(14,107)**	5,138
Net income (loss)	**$ (19,574)**	$ 9,961	**$ (16,224)**	$ 25,758
GAAP combined ratio:				
Net loss ratio	**68.5%**	57.6%	**64.1%**	58.4%
Catastrophes - effect on net loss ratio	**25.1**	7.2	**19.7**	5.2
Net loss ratio	**93.6%**	64.8%	**83.8%**	63.6%
Expense ratio	**38.1**	31.5	**37.2**	30.7
Combined ratio	**131.7%**	96.3%	**121.0%**	94.3%
Statutory combined ratio: [(1)]				
Net loss ratio	**68.6%**	57.6%	**64.2%**	58.4%
Catastrophes - effect on net loss ratio	**25.1**	7.2	**19.7**	5.2
Net loss ratio	**93.7%**	64.8%	**83.9%**	63.6%
Expense ratio	**30.5**	30.3	**31.9**	30.5
Combined ratio	**124.2%**	95.1%	**115.8%**	94.1%

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

- **Net premiums written** increased 35.8 percent in the second quarter of 2011, which is attributable to:

  ◦ **Acquisition of Mercer Insurance Group** - Total net premiums written increased by 31.6 percent for the quarter as a result of our acquisition of Mercer Insurance Group effective March 28, 2011. The acquisition of Mercer Insurance Group resulted in increases of $32.1 million and $4.9 million, respectively, in our commercial and personal lines net premiums written for the quarter.

  ◦ **Organic growth** - The additional increase in our net premiums written is the result of a combination of small rate increases, primarily in personal lines, and our internal initiatives to improve growth in several market segments, as well as increased penetration with existing agencies.

- **Commercial lines** - Competitive market conditions persisted during the quarter, with large accounts still very difficult to write and retain. However, we have seen improvement in our commercial lines renewal pricing on small accounts. Our pricing on new business remains unchanged, and new business premium written has increased as compared to the second quarter of 2010. While the sluggish economy is still creating financial concerns for a good number of our policyholders, exposure unit reductions and out-of-business policy cancellations have moderated in some regions of the country.

- **Personal lines -** We continue to see positive growth in our personal lines written premium, along with a second consecutive year of rate increases.

- **Policy retention rates** remained strong for both commercial and personal lines, with approximately 81.0 percent of our policies renewing.

- **GAAP combined ratio** increased by 35.4 percentage points in the second quarter of 2011, compared with the same period of 2010. For the first six months of 2011, our combined ratio increased by 26.7 percentage points as compared to the same period of 2010, attributable to the following:

    ◦ **Losses and loss settlement expenses** increased 90.7 percent in the second quarter of 2011 and 53.0 percent in the first six months of 2011, as compared with the same periods in 2010. The deterioration for the quarter is primarily due to our direct catastrophe loss experience, predominantly from the storms that occurred in April and May in the southern states and Joplin, Missouri. Also contributing to our year-to-date deterioration were assumed reinsurance losses related to the New Zealand earthquake and the earthquake and tsunami in Japan that occurred in the first quarter of 2011.

        ◦ **Non-catastrophe claims experience -** overall claims frequency and severity were both relatively flat in the second quarter of 2011.

        ◦ **Acquisition of Mercer Insurance Group** - the acquisition of Mercer Insurance Group accounted for $28.0 million, or an increase of 41.0 percent, in loss and loss settlement expenses in the second quarter of 2011.

    ◦ **Expense ratio,** a component of the combined ratio, increased 6.6 percentage points and 6.5 percentage points in the second quarter of 2011 and first six months of 2011, respectively, as compared to the same periods of 2010. This ratio is higher than our historical expense ratio, which is attributable to:

        - **Other underwriting expenses and amortization of deferred policy acquisition costs** together increased 58.8 percent in the second quarter of 2011 and 40.7 percent in the first six months of 2011, primarily due to an increase in deferred acquisition costs and transaction costs both related to our acquisition of Mercer Insurance Group. These costs totaled $19.5 million and $27.5 million in the second quarter of 2011 and first six months of 2011, respectively. Deferred policy acquisition costs related to Mercer Insurance Group will be higher than normal the remainder of 2011 and into the first quarter of 2012, as these costs are amortized in the first year since acquisition.

Life Insurance Segment

United Life Insurance Company, our life insurance subsidiary, offers a variety of products, including single premium annuities, universal life products and traditional life products. For the six months ended June 30, 2011, according to statutory financial measures that include annuities as premium income, our top five states for business were Iowa, Nebraska, Minnesota, Wisconsin and Illinois.

Life Insurance Financial Results:	Three Months Ended June 30,		Six Months Ended June 30,	
(In Thousands)	**2011**	2010	**2011**	**2010**
Revenues				
Net premiums written [1]	$ **13,169**	$ 11,650	$ **25,602**	$ 23,962
Net premiums earned	$ **13,201**	$ 11,686	$ **25,641**	$ 24,015
Investment income, net of investment expenses	**18,290**	19,288	**36,616**	38,619
Net realized investment gains				
Other-than-temporary impairment charges	—	—	—	(306)
All other net realized gains	**731**	3,067	**2,176**	3,923
Total net realized investment gains	**731**	3,067	**2,176**	3,617
Other income	**199**	220	**347**	401
Total Revenues	$ **32,421**	$ 34,261	$ **64,780**	$ 66,652
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$ **5,687**	$ 4,504	$ **10,204**	$ 9,239
Increase in liability for future policy benefits	**7,880**	7,375	**16,062**	13,765
Amortization of deferred policy acquisition costs	**2,646**	2,575	**4,662**	5,048
Other underwriting expenses	**2,920**	3,013	**6,251**	5,866
Interest on policyholders' accounts	**10,657**	10,647	**21,327**	21,448
Total Benefits, Losses and Expenses	$ **29,790**	$ 28,114	$ **58,506**	$ 55,366
Income before income taxes	**2,631**	6,147	**6,274**	11,286
Federal income tax expense	**971**	2,177	**2,154**	4,000
Net income	$ **1,660**	$ 3,970	$ **4,120**	$ 7,286

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

- **Net income** decreased 58.2 percent and 43.5 percent in the second quarter of 2011 and first six months of 2011, respectively, as compared to the same periods of 2010, which is attributable to:

    ◦ **Net premiums earned** increased 13.0 percent and 6.8 percent in the second quarter of 2011 and first six months of 2011, respectively, as compared to the same periods of 2010, due to an increase in sales of single premium immediate annuities.

    ◦ **Investment income** decreased 5.2 percent in both the second quarter of 2011 and the first six months of 2011, compared to the same periods of 2010; as our fixed maturity securities were called or matured, we were unable to obtain the same level of return on the reinvestment of these funds.

    ◦ **Loss and loss settlement expenses** increased 26.3 percent for the second quarter and 10.4 percent for the first six months of 2011 compared to the same prior-year periods, reflecting a rise in both annuity benefits and traditional life insurance death benefits.

    ◦ **Increase in liability for future policy benefits** increased 16.7 percent in the first six months of 2011, compared to the same period of 2010, as a result of the growth of our single premium whole life and single premium immediate annuity products.

- **Deferred annuity sales** increased 24.3 percent and 4.5 percent in the second quarter and first six months of 2011, respectively, as compared with the same periods of 2010. This increase is directly attributable to the activity of a new agency. However, we do not project increased deferred annuity sales as a trend. In fact, deferred annuity sales have continued to decline overall, as interest rates remain at historic lows and as some consumers with a greater tolerance for risk are choosing to surrender their annuities and place the funds in products with greater risk and potentially greater return. Deferred annuity deposits are not recorded as a component of net premiums written or net premiums earned. However, they do generate investment income.

- **Net cash inflow** related to our annuity business was $3.6 million in the second quarter of 2011, compared to $0.5 million net cash outflow in the same period of 2010, as a result of one-time activity of a new agency as described above. For the first six months of 2011 and 2010, net cash outflow was $2.6 million and $1.6 million, respectively.

Share Repurchase Program

As of June 30, 2011, the book value per share of our common stock is $27.23. In the three- and six-month periods ended June 30, 2011, United Fire repurchased 323,597 shares of our common stock for $6.1 million, at an average cost of $18.80 per share. We are authorized to purchase an additional 849,229 shares of common stock under our Share Repurchase Program, which expires in August 2013.

Supplemental Information

For information supplemental to this release, please visit the ***Investor Relations*** section of our website at www.unitedfiregroup.com. Select "Financial Information" and then "Quarterly Results."

About United Fire & Casualty Company

Founded in 1946, United Fire & Casualty Company is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $295.4 million for the first six months of 2011, and our market capitalization was $449.5 million at June 30, 2011.

We are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by more than 1,200 independent agencies. United Fire is rated A (Excellent) by A.M. Best Company. For the third consecutive year, United Fire was named a "Top 10 Ease of Doing Business Performer" for 2010 in Deep Customer Connections Inc.'s (DCC) eighth annual Ease of Doing Business (EDB) survey. The performance of more than 200 property and casualty carriers was assessed by 7,800 independent agents and brokers. They rated the importance of 11 key factors, ranging from underwriting responsiveness to handling claims promptly to employing effective, user-friendly technology. DCC specializes in helping property and casualty carriers achieve profitable growth by making it easy for their agents to work with them. DCC's EDB Index® is an industry benchmark of carriers' EDB performance. A.M. Best Company ranked United Fire one of the Top 75 North American Public Insurers (based on 2010 assets) and Top 200 U.S. Property/Casualty Writers (based on 2010 net premiums written) in the July 2011 issue of Best's Review. United Fire has also been named one of the most trustworthy publicly traded companies in America, a list compiled through a partnership of Forbes and Audit Integrity. Less than five percent of the entire U.S. stock market qualifies for the list.

Our subsidiary, United Life Insurance Company, is licensed in 29 states, represented by more than 900 independent life agencies, and has been named to the Ward's 50 Life & Health Insurance Companies for five consecutive years (2006-2010).

For more information about United Fire, visit www.unitedfiregroup.com.

Statutory Financial Measures

United Fire and its subsidiaries are required to file financial statements based on statutory accounting principles in each of the states where our insurance companies are domiciled and licensed to conduct business. Management analyzes financial data and statements that are prepared in accordance with statutory accounting principles, as well as GAAP.

Regulation G promulgated by the Securities and Exchange Commission does not require reconciliation to GAAP of data prepared under a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.

The following definitions of key statutory financial measures are provided for our readers' convenience.

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, less ceded premiums written. Direct premiums written is the amount of premiums charged for policies issued during the period. For the property and casualty insurance segment there are no differences between direct statutory premiums written and direct premiums written under GAAP. However, for the life insurance segment, deferred annuity deposits (i.e., sales) are included in direct statutory premiums written, whereas they are excluded for GAAP.

Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Premiums written is an important measure of business production for the period under review.

(In Thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	**2011**	2010
Net premiums written	$ **172,196**	$ 128,749	$ **295,355**	$ 248,185
Net change in unearned premium	**(20,453)**	(11,695)	**(29,543)**	(16,881)
Net change in prepaid reinsurance premium	**467**	28	**602**	86
Net premiums earned	$ **152,210**	$ 117,082	$ **266,414**	$ 231,390

Combined ratio is a commonly used statutory financial measure of underwriting performance. A combined ratio below 100.0 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (the "net loss ratio") and the underwriting expense ratio (the "expense ratio").

When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned.

When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income (loss) is net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.

(In Thousands Except Per Share Data)	Three Months Ended June 30,				Six Months Ended June 30,			
		2011		2010		**2011**		2010
Net income (loss)	$	**(17,914)**	$	13,931	$	**(12,104)**	$	33,044
After-tax realized investment gains		**(731)**		(1,525)		**(2,455)**		(3,297)
Operating income (loss)	$	**(18,645)**	$	12,406	$	**(14,559)**	$	29,747
Diluted earnings (loss) per share		**(0.69)**		0.53		**(0.46)**		1.25
Diluted operating income (loss) per share		**(0.71)**		0.48		**(0.56)**		1.12

Catastrophe losses utilize the designations of the Insurance Services Office (ISO) and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is defined as a single unpredictable incident or series of closely related incidents that result in $25.0 million or more in U.S. industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophe"). In addition to ISO catastrophes, we also include as catastrophes those events ("non-ISO catastrophes"), which may include U.S. or international losses, we believe are, or will be, material to our operations, either in amount or in number of claims made. Management, at times, may determine for comparison purposes that it is more meaningful to exclude extraordinary catastrophe losses and resulting litigation, such as Hurricane Katrina. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)	Three Months Ended June 30,				Six Months Ended June 30,			
		2011		2010		**2011**		2010
ISO catastrophes [1]	$	**32,535**	$	7,545	$	**32,892**	$	10,573
Non-ISO catastrophes [2]		**2,371**		25		**14,436**		153
Total catastrophes	$	**34,906**	$	7,570	$	**47,328**	$	10,726

(1) This number does not include development for Hurricane Katrina claims litigation totaling $1.9 million for the three-month period ended June 30, 2011. There was no development in the same period of 2010. For the six-month periods ended June 30, 2011 and 2010, development totaled $5.8 million and $5.4 million, respectively.
(2) This number includes international assumed losses.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek (s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 10, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Exhibit 99.2

Supplemental Tables

The following table displays our consolidated results of operations for the three-month and six-month periods ended June 30, 2011 and 2010.

Income Statement:	Three Months Ended June 30,				Six Months Ended June 30,			
(In Thousands)	**2011**		2010		**2011**		2010	
Revenues								
Net premiums written [1]	$	172,196	$	128,749	$	295,355	$	248,185
Net premiums earned	$	152,210	$	117,082	$	266,414	$	231,390
Investment income, net of investment expenses		27,741		28,291		54,804		56,259
Realized investment gains								
Other-than-temporary impairment charges		—		(117)		—		(459)
All other realized gains		1,124		2,463		3,777		5,531
Total realized investment gains		1,124		2,346		3,777		5,072
Other income		729		295		885		418
Total Revenues	$	181,804	$	148,014	$	325,880	$	293,139
Benefits, Losses and Expenses								
Losses and loss settlement expenses	$	135,811	$	72,757	$	211,993	$	141,120
Increase in liability for future policy benefits		7,880		7,375		16,062		13,765
Amortization of deferred policy acquisition costs		43,732		27,922		69,778		54,438
Other underwriting expenses		14,720		10,973		30,777		20,186
Interest on policyholders' accounts		10,657		10,647		21,327		21,448
Total Benefits, Losses and Expenses	$	212,800	$	129,674	$	349,937	$	250,957
Income (loss) before income taxes		(30,996)		18,340		(24,057)		42,182
Federal income tax expense (benefit)		(13,082)		4,409		(11,953)		9,138
Net income (loss)	$	(17,914)	$	13,931	$	(12,104)	$	33,044

(1) The Statutory Financial Measures section of our July 26, 2011 press release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

The following table displays our consolidated financial condition at June 30, 2011 and December 31, 2010.

Balance Sheet:		June 30, 2011		December 31, 2010
(In Thousands)				
Total invested assets:				
Property and casualty segment	$	1,284,623	$	947,176
Life insurance segment		1,582,787		1,535,722
Total cash and investments		3,044,824		2,662,955
Total assets		3,621,934		3,007,439
Future policy benefits and losses, claims and loss settlement expenses	$	2,369,465	$	1,992,421
Total liabilities		2,917,161		2,291,015
Net unrealized investment gains, after-tax	$	115,104	$	102,649
Total stockholders' equity		704,773		716,424
Property and casualty insurance statutory capital and surplus [1] [2]	$	575,201	$	594,308
Life insurance statutory capital and surplus [2]		160,082		158,379

(1) Because United Fire & Casualty Company owns United Life Insurance Company, the property and casualty insurance statutory capital and surplus includes life insurance statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.

(2) The Statutory Financial Measures section of our July 26, 2011 press release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

The following tables display our net premiums written by line of business for the three-month and six-month periods ended June 30, 2011 and 2010.

(In Thousands)		Three Months Ended June 30,				Six Months Ended June 30,		
		2011		2010		**2011**		2010
Net Premiums Written								
Commercial lines:								
Other liability [1]	$	**34,736**	$	32,414	$	**65,029**	$	61,562
Fire and allied lines [2]		**49,612**		26,121		**75,560**		51,703
Automobile		**35,595**		26,001		**59,976**		50,441
Workers' compensation		**14,745**		12,967		**29,984**		26,567
Fidelity and surety		**5,044**		5,519		**8,539**		9,570
Miscellaneous		**234**		213		**460**		435
Total commercial lines	$	**139,966**	$	103,235	$	**239,548**	$	200,278
Personal lines:								
Fire and allied lines [3]	$	**10,399**	$	6,611	$	**16,220**	$	12,179
Automobile		**5,024**		3,874		**8,985**		7,511
Miscellaneous		**245**		138		**384**		257
Total personal lines	$	**15,668**	$	10,623	$	**25,589**	$	19,947
Reinsurance assumed		**3,393**		3,241		**4,616**		3,998
Total	$	**159,027**	$	117,099	$	**269,753**	$	224,223

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

The following tables display our premiums earned, losses and loss settlement expenses and loss ratio by line of business for the three-month periods ended June 30, 2011 and 2010.

Three Months Ended June 30,

Unaudited

(In Thousands)	2011 Premiums Earned	2011 Losses and Loss Settlement Expenses Incurred	2011 Loss Ratio	2010 Premiums Earned	2010 Losses and Loss Settlement Expenses Incurred	2010 Loss Ratio
Commercial lines						
Other liability	$ 29,021	$ 10,629	36.6 %	$ 28,507	$ 13,104	46.0 %
Fire and allied lines	44,270	67,009	151.4	24,460	19,482	79.6
Automobile	29,891	17,697	59.2	23,216	16,653	71.7
Workers' compensation	13,457	11,668	86.7	11,628	7,505	64.5
Fidelity and surety	3,844	28	0.7	4,297	2,273	52.9
Miscellaneous	208	168	80.8	197	9	4.6
Total commercial lines	$ 120,691	$ 107,199	88.8 %	$ 92,305	$ 59,026	63.9 %
Personal lines						
Fire and allied lines	$ 9,789	$ 17,310	176.8 %	$ 6,108	$ 5,758	94.3 %
Automobile	4,918	4,107	83.5	3,616	3,076	85.1
Miscellaneous	222	101	45.5	116	(49)	(42.2)
Total personal lines	$ 14,929	$ 21,518	144.1 %	$ 9,840	$ 8,785	89.3 %
Reinsurance assumed	3,389	1,407	41.5 %	3,251	442	13.6 %
Total	$ 139,009	$ 130,124	93.6 %	$ 105,396	$ 68,253	64.8 %

The following tables display our premiums earned, losses and loss settlement expenses and loss ratio by line of business for the six-month periods ended June 30, 2011 and 2010.

Six Months Ended June 30,
Unaudited

(In Thousands)	2011 Premiums Earned	2011 Losses and Loss Settlement Expenses Incurred	2011 Loss Ratio	2010 Premiums Earned	2010 Losses and Loss Settlement Expenses Incurred	2010 Loss Ratio
Commercial lines						
Other liability	$ 56,950	$ 21,810	38.3 %	$ 56,721	$ 31,945	56.3 %
Fire and allied lines	68,168	86,677	127.2	48,844	39,281	80.4
Automobile	52,585	31,355	59.6	46,226	30,483	65.9
Workers' compensation	25,095	21,559	85.9	22,846	11,783	51.6
Fidelity and surety	7,905	19	0.2	8,976	2,482	27.7
Miscellaneous	411	385	93.7	399	45	11.3
Total commercial lines	$ 211,114	$ 161,805	76.6 %	$ 184,012	$ 116,019	63.0 %
Personal lines						
Fire and allied lines	$ 16,036	$ 19,509	121.7 %	$ 12,087	$ 7,825	64.7 %
Automobile	8,662	5,970	68.9	7,083	5,957	84.1
Miscellaneous	345	103	29.9	203	(76)	(37.4)
Total personal lines	$ 25,043	$ 25,582	102.2 %	$ 19,373	$ 13,706	70.7 %
Reinsurance assumed	4,616	14,402	312.0 %	3,990	2,156	54.0 %
Total	$ 240,773	$ 201,789	83.8 %	$ 207,375	$ 131,881	63.6 %